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                                                                   Exhibit 14.1


                           NATIONAL QUALITY CARE, INC.

                                 CODE OF ETHICS

                             ADOPTED MARCH 11, 2005

INTRODUCTION

         Our Company's reputation for honesty and integrity is the sum of the personal reputations of our directors, officers and employees. To protect this reputation and to promote compliance with laws, rules and regulations, this Code of Ethics (the "Code") has been adopted by our Board of Directors. This Code is only one aspect of our commitment. You must also be familiar with and comply with all other policies contained in our employee policy manual or otherwise made available to you.

         This Code sets out the basic standards of ethics and conduct to which all of our directors, officers and employees are held. These standards are designed to deter wrongdoing and to promote honest and ethical conduct, but will not cover all situations. If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code.

         If you have any doubts whatsoever as to the propriety of a particular situation, you should submit it in writing to any director who is neither an employee of the Company nor a consultant to the Company ("Outside Director"), who will review the situation and take appropriate action in keeping with this Code, our other corporate policies and the applicable law. If your concern relates to that individual, you should submit your concern, in writing, to the President of the Company.

         Those who violate the standards set out in this Code will be subject to disciplinary action.

1.       SCOPE

         If you are a director, officer or employee (including temporary employee or independent contractor) of the Company or any of its subsidiaries, you are subject to this Code.

2.       HONEST AND ETHICAL CONDUCT

         We, as a Company, require honest and ethical conduct from everyone subject to this Code. Each of you has a responsibility to all other directors, officers and employees of our Company, and to our Company itself, to act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing your independent judgment to be subordinated and otherwise to conduct yourself in a manner that meets with our ethical and legal standards.

3.       COMPLIANCE WITH LAWS, RULES AND REGULATIONS

         You are required to comply with all applicable governmental laws, rules and regulations, both in letter and in spirit. Although you are not expected to know the details of all the applicable laws, rules and regulations, we expect you to seek advice from an Outside Director if you have any questions about whether the requirement applies to the situation or what conduct may be required to comply with any law, rule or regulation.


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         A.       OUTSIDE DIRECTORS

         Our Outside Directors are responsible for overseeing our compliance system. Our Outside Directors ensure that there is broad application and consistent interpretation of our standards in the Company. Any Outside Director shall report to either or both the Audit Committee or the Nominating and Corporate Governance Committee, as such Outside Director deems appropriate in each specific matter.

4.       CONFLICTS OF INTEREST

         You must handle in an ethical manner any actual or apparent conflict of interest between your personal and business relationships. Conflicts of interest are prohibited as a matter of policy. Even the appearance of a conflict may damage your reputation or that of the Company. A "conflict of interest" exists when a person's private interest interferes in any way with the interests of our Company. For example, a conflict situation arises if you take actions or have interests that interfere with your ability to perform your work for our Company objectively and effectively. Conflicts of interest also may arise if you, or a member of your family, receive an improper personal benefit as a result of your position with our Company.

         If you become aware of any transaction or relationship that reasonably could be expected to give rise to a conflict of interest, you should report it promptly to an Outside Director.

         Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. The standards apply to certain common situations where potential conflicts of interest may arise. Although we do not intend to restrict the application of our policies by being too specific, we are describing below certain situations in which a conflict of interest may result:

         A.       GIFTS AND ENTERTAINMENT

         Personal gifts and entertainment offered by persons doing business with our Company may be accepted when offered in the ordinary and normal course of the business relationship. However, the frequency and cost of any such gifts or entertainment may not be so excessive that your ability to exercise independent judgment on behalf of our Company is or may appear to be compromised.

         In any situation where a cash gift is offered or the value of a gift given exceeds $100, you must disclose all such gifts to an Outside Director. The Outside Director will report such gifts to the Company's Nominating and Corporate Governance Committee which will determine how such gifts should be handled.


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         B.       FINANCIAL INTERESTS IN OTHER ORGANIZATIONS

         The determination whether any outside investment, financial arrangement or other interest in another organization is improper depends on the facts and circumstances of each case. Your ownership of an interest in another organization may be inappropriate if the other organization has a material business relationship with, or is a direct competitor of, our Company and your financial interest is of such a size that your ability to exercise independent judgment on behalf of our Company is or may appear to be compromised. As a general rule, a passive investment would not likely be considered improper if it: (i) is in publicly traded shares; (ii) represents less than 1% of the outstanding equity of the organization in question; and (iii) represents less than 5% of your net worth. Other interests also may not be improper, depending on the circumstances.

         C.       OUTSIDE BUSINESS ACTIVITIES

         The determination of whether any outside position an employee may hold is improper will depend on the facts and circumstances of each case. Your involvement in trade associations, professional societies, and charitable and similar organizations will not normally be viewed as improper. However, if those activities are likely to take substantial time from or otherwise conflict with your responsibilities to our Company, you should obtain prior approval from your supervisor. Other outside associations or activities in which you may be involved are likely to be viewed as improper only if they would interfere with your ability to devote proper time and attention to your responsibilities to our Company or if your involvement is with another Company with which our Company does business or competes. For a director, employment or affiliation with a Company with which our Company does business or competes must be fully disclosed to our Company's Board of Directors or the Nominating and Corporate Governance Committee of the Board of Directors and must satisfy any other standards established by applicable law, rule (including rule of any applicable stock exchange or market on which our Company's securities trade) or regulation and any other corporate governance guidelines that our Company may establish.

         D.       INDIRECT VIOLATIONS

         You should not indirectly, through a spouse, family member, affiliate, friend, partner, or associate, have any interest or engage in any activity that would violate this Code if you directly had the interest or engaged in the activity. Any such relationship should be fully disclosed to an Outside Director or the President of the Company (or the Board of Directors or the Nominating and Corporate Governance Committee of the Board of Directors if you are a director of our Company), who will make a determination as to whether the relationship is inappropriate, based upon the standards set forth in this Code.

         E.       CORPORATE OPPORTUNITIES

         You are prohibited from taking for yourself, personally, opportunities that are discovered through the use of corporate property, information or position, unless the Board of Directors has specifically declined to pursue the opportunity. You may not use corporate property, information, or position for personal gain, or to compete with our Company. You owe a duty to our Company to advance its legitimate interests whenever the opportunity to do so arises.


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5.       FAIR DEALING

         You should endeavor to deal fairly with our Company's suppliers, competitors and employees and with other persons with whom our Company does business. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

6.       PUBLIC DISCLOSURES

         It is our Company's policy to provide full, fair, accurate, timely, and understandable disclosure in all reports and documents that we file with, or submit to, the Securities and Exchange Commission and in all other public communications made by our Company.

7.       FINANCIAL REPORTING RESPONSIBILITIES

         As a public company it is of critical importance that our Company's filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with the Company, employees may be called upon to provide information to assure that the Company's public reports are complete, fair and understandable. We expect all of our personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company's public disclosure requirements.

8.       CONFIDENTIALITY

         You should maintain the confidentiality of all confidential information entrusted to you by our Company or by persons with whom our Company does business, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors of, or harmful to, our Company or persons with whom our Company does business, if disclosed.

9.       INSIDER TRADING

         If you have access to material, non-public information concerning our Company, you are not permitted to use or share that information for stock trading purposes, or for any other purpose except the conduct of our Company's business. All non-public information about our Company should be considered confidential information. Insider trading, which is the use of material, non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information, is not only unethical but also illegal. The prohibition on insider trading applies not only to our Company's securities, but also to securities of other companies if you learn of material non-public information about these companies in the course of your duties to the Company. Violations of this prohibition against "insider trading" may subject you to criminal or civil liability, in addition to disciplinary action by our Company.

10.      PROTECTION AND PROPER USE OF COMPANY ASSETS

         You should protect our Company's assets and promote their efficient use. Theft, carelessness, and waste have a direct impact on our Company's profitability. All corporate assets should be used for legitimate business purposes. The obligation of employees to protect the Company's assets includes its proprietary information. Proprietary information includes intellectual


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property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

11.      INTERPRETATIONS AND WAIVERS OF THE CODE OF ETHICS

         If you are uncertain whether a particular activity or relationship is improper under this Code or requires a waiver of this Code, you should disclose it to an Outside Director (or the Board of Directors or Nominating and Corporate Governance Committee if you are a director or senior executive officer), who will make a determination as to whether a waiver of this Code is required and, if required, whether a waiver will be granted. You may be required to agree to conditions before a waiver or a continuing waiver is granted. However, any waiver of this Code for an executive officer or director may be made only by our Board of Directors and will be promptly disclosed to the extent required by applicable law, rule (including any rule of any applicable stock exchange) or regulation.

12.      REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

         Our Company desires to promote ethical behavior. Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Additionally, employees should promptly report violations of laws, rules, regulations or this Code to an Outside Director. Any report or allegation of a violation of applicable laws, rules, regulations or this Code need not be signed and may be sent anonymously. All reports of violations of this Code, including reports sent anonymously, will be promptly investigated and, if found to be accurate, acted upon in a timely manner. If any report of wrongdoing relates to accounting or financial reporting matters, or relates to persons involved in the development or implementation of our Company's system of internal controls, a copy of the report will be promptly provided to the Chairman of the Audit Committee of the Board of Directors, which may participate in the investigation and resolution of the matter. It is the policy of our Company not to allow actual or threatened retaliation, harassment or discrimination due to reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct. We believe that confidentiality is a priority and every effort will be made to protect your identity whenever you interact with any element of the compliance system. In some instances, it may be impossible to keep your identity confidential because of the demands of conducting a thorough investigation or because of certain legal requirements.

13.      MISCELLANEOUS

         Violation of any of the standards contained in this Code, or in any other policy, practice or instruction of our Company, can result in disciplinary actions, including dismissal and civil or criminal action against the violator. This Code should not be construed as a contract of employment and does not change any person's status as an at-will employee.


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         This Code is for the benefit of our Company, and no other person is entitled to enforce this Code. This Code does not, and should not be construed to, create any private cause of action or remedy in any other person for a violation of the Code.


                                 ADOPTED BY RESOLUTION OF THE BOARD OF DIRECTORS

                                 March 11, 2005


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